FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

MEDIA RELEASE

Wavecom Announces Second Quarter 2008
Financial Results

Issy-les-Moulineaux (France) – July 23, 2008 – Wavecom S.A. today announced financial results for its second quarter 2008 ending June 30, 2008.

Ron Black, Wavecom Chief Executive Officer, commented: “Our business continues to be confronted by an uncertain economy, particularly in the US where some markets slowed considerably last quarter. At the same time, while our volumes were strong, the product-mix is transitioning from high-priced/low-margin to low-priced/high-margin products that further impacted revenue quarter-on-quarter. Despite these factors the quarter was profitable, the gross margin as percent of sales improved and we generated cash thanks to our attention to expense control.”

As announced in a press release today, Wavecom’s board of directors met on July 22, 2008 to activate a share repurchase program.

In millions of euros (Under US GAAP)	Consolidated Group Results

	Q2 2007	Q1 2008	Q2 2008

Revenues	56.1	38.1	34.9

Gross profit	24.4	19.6	18.3

Operating expenses	19.6	22.7	18.9

Operating income/(loss)	4.8	(3.1)	(0.5)

Net income/(loss)	5.0	(2.3)	0.6

Additional information

Operating income/(loss)	4.8	(3.1)	(0.5)

Stock based related expenses:
Research and development	(0.1)	(1.1)	(0.5)
Sales and marketing	(0.2)	(1.8)	-
General and administrative	(0.4)	(1.9)	(0.2)

Amortization expense related to acquisitions	(0.8)	(0.9)	(1.0)

Operating income before stock based compensation and amortization expense related to acquisitions	6.3	2.6	1.2

Second Quarter 2008 Highlights:
All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: Revenues for the second quarter 2008 were €34.9 million, declining 38% year-on-year (34% at constant currencies, i.e. using the second quarter 2007 exchange rate for the U.S. dollar to the euro), the continued weak U.S. dollar had a negative impact of approximately €2.3 million. Revenues declined 8% versus first quarter 2008 or 7% at constant currencies. Services revenue accounted for €1.5 million with contribution mainly from Anyware Technologies.

Performances in the regions were mixed: EMEA revenues were flat compared to the previous quarter stopping declines that the region experienced over the last several quarters as our sales efforts are beginning to pay off. The Americas region revenues declined compared to the first quarter 2008 as it continued to face challenges in a difficult macro economic environment with certain sectors, like alarms, having slowed down. Also in the second quarter, the region experienced the end of a project from a large U.S. customer for which new opportunities are being studied. Revenues from the APAC region increased sequentially from the first quarter by 22% as a result of the growing customer base and business activity in recent quarters.

In the second quarter 2008, the breakdown of product revenues by region was as follows: EMEA 56%, Americas 21% and APAC 23%.

Revenues from the top ten customers represented 51% (7 of which were indirect distributor accounts), down compared to the previous quarter which was at 56%.

Backlog: The 12-month product backlog at June 30, 2008 was €30.2 million compared to €37.5 million at March 31, 2008. The decline in backlog is largely coming from the EMEA region as one major customer transitioned away from distribution while new direct orders have not yet been placed. Backlog as of any given date may not be an accurate indicator of sales for any future period.

Gross Margin: For the second quarter 2008 gross profit amounted to €18.3 million, representing 52.5% of sales compared to 51.5% in the first quarter 2008 and 43.4% in the second quarter 2007. The gross margin from products also increased incrementally to 54.7% of sales compared to 52.8% the previous quarter and 46.0% in the second quarter 2007. The high level of gross margin is the result of a product mix skewed to higher margin products during the quarter as well as a favorable downward trend in component prices.

Operating Expenses: Total operating expenses for the second quarter 2008 of €18.9 million declined as compared to the previous quarter of €22.7 million and €19.6 million in Q2 2007. Excluding stock-based related expenses, operating expenses amounted to €18.2 million versus €17.9 million in first quarter 2008 and €18.9 million a year ago. At June 30, 2008, headcount (salaried employees) stood at 493 increasing from 485 at March 31, 2008.

Profit: Operating result for the second quarter 2008 was a loss of €0.5 million, improving from a loss of €3.1 million in the previous quarter. This improvement is mainly due to the fact that last quarter the company decided to cancel a stock option plan which resulted in a significant exceptional change in the first quarter 2008. In the second quarter 2007, Wavecom reported an operating profit of €4.8 million.

The Company reported a net profit of €0.6 million for the second quarter 2008, compared to a net loss of €2.3 million recorded in the previous quarter and a profit of €5.0 million for the same period the year before.

As shown in the above table (on page one), on a non-GAAP basis, excluding stock-based related expenses and expenses related to our acquisitions, the operating income was €1.2 million for the second quarter 2008, compared to €2.6 million for the previous quarter and €6.3 million a year ago.

Balance sheet: Wavecom’s cash and marketable securities position increased quarter-on-quarter to €130.8 million at June 30, 2008 from €127.5 million at March 31, 2008. Net cash (cash and marketable securities less convertible bonds) stood at €50.3 million. Inventory decreased incrementally to €4.3 million compared with €4.9 million the previous quarter. DSOs (Days Sales Outstanding) improved to 59 days compared with 67 days the previous quarter.

Chantal Bourgeat, Wavecom CFO, concluded, “Our financial results reflect the overall uncertainties that our customers face in the current economic environment, resulting in slower than anticipated demand. If this environment continues, we expect the second half of 2008 to remain challenging. As such we will continue to focus on operating efficiency and cost control. Over the last quarter we were encouraged by the number of new design wins in each region that should translate into revenues in the quarters to come. There is also indication of increasing stability in automotive and metering, the two segments we believe are are likely to drive recovery, although the timeframe is still unclear given the economy.”

Business Highlights:

Collaboration with EDMI Limited (Singapore Exchange: EDMI) and Wavecom. The two companies have worked together to help establish the Advanced Metering Infrastructure (AMI) in Australia and New Zealand markets.

Wavecom received four M2M Value Chain Enabler Awards, (M2M United) recognizing the contribution of its technology to innovative M2M solutions in water and wastewater, fleet management and location based services.

World’s first Cellular-Satellite hybrid module launched by Wavecom. Wavecom announced a groundbreaking combination of cellular, satellite and GPS technology (select models) on a single device: the Wavecom Q52 Omni Wireless CPU®.

Machine-to-Machine anti-jamming wireless security Plug-In introduced by Wavecom. As wireless M2M (machine-to-machine) products become more and more sophisticated, the data that they generate are increasingly valuable to the enterprises using it. With the Open AT® Security Plug-In, Wavecom launched a software solution which addresses all these concerns.

Tattletale Portable Alarm Systems, Inc. announced it has chosen Wavecom as the single source for cellular wireless technology to enable their pioneering portable alarm systems designed to protect any asset, anywhere in the U.S. or Canada.

Conference Call:

Today at 2:30 p.m. (Paris time) Wavecom management will host a conference call in English reserved for financial professionals commenting on its second quarter 2008 results. To access this call, please use the following numbers: +33 (0)1 70 99 43 00 in France, +44 (0)20 7806 1966 in the U.K. and +1 718 354 1388 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

This call will be followed by a presentation to the financial community in Paris by Wavecom management at 4:00 pm.

Conference call replay available until July 25 by dialing-in to the following numbers: +33 (0)1 71 23 02 48 in France, +44 (0)20 7806 1970 in the UK and +1 718 354 1112 in the US with access code: 7060664#.

Wavecom will announce its third quarter 2008 results on October 22, 2008 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Farnborough (UK) and Munich (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Wavecom contact	US Investor Relations
Lisa Ann Sanders	John D. Lovallo, President
Director Communications and Investor Relations	Lovallo Communications Group, LLC
Tel: +33 (0)1 46 29 41 81	Tel: +1 203 431 0587
e-mail: lisaann.sanders@wavecom.com	e-mail: johnlovalloirpr@sbcglobal.net

This press release contains forward-looking statements that relate to the Company's future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the Company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the Company’s products, the Company’s reliance on a single contract manufacturer in China for all production requirements, an unanticipated decrease in orders from one of the Company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, dependence on third parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the Company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the Company to fail to achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008

	Euro	Euro	Euro
Revenues :
Product sales	55 776	36 907	33 401
Services revenue	334	1 196	1 499

	56 110	38 103	34 900
Cost of revenues :
Cost of goods sold	30 139	17 427	15 141
Cost of services	1 600	1 054	1 425

	31 739	18 481	16 566

Gross profit	24 371	19 622	18 334
Operating expenses :
Research and development	8 179	9 724	9 319
Sales and marketing	5 740	7 198	5 810
General and administrative	5 700	5 823	3 733

Total operating expenses	19 619	22 745	18 862

Operating income (loss)	4 752	(3 123)	(528)

Interest income and other financial income, net	420	825	870
Foreign exchange gain (loss), net	(51)	(44)	171

Total financial income	369	781	1 041

Income (loss) before income taxes	5 121	(2 342)	513
Income tax expense (benefit)	91	(7)	(38)

Net income (loss)	5 030	(2 335)	551

Basic net income (loss) per share	0.33	(0.15)	0.04

Diluted net income (loss) per share	0.30	(0.15)	0.04

Number of shares used for computing :
- basic	15 447 796	15 254 603	15 259 641
- diluted	16 645 446	15 254 603	18 329 375

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Six months ended
	June 30, 2007	June 30, 2008

	Euro	Euro
Revenues :
Product sales	103 562	70 308
Services revenue	665	2 694

	104 227	73 002
Cost of revenues :
Cost of goods sold	56 152	32 568
Cost of services	3 158	2 478

	59 310	35 046

Gross profit	44 917	37 956
Operating expenses :
Research and development	15 937	19 043
Sales and marketing	11 154	13 008
General and administrative	11 484	9 557

Total operating expenses	38 575	41 608

Operating income (loss)	6 342	(3 652)

Interest income and other financial income, net	836	1 695
Foreign exchange gain (loss), net	(98)	127

Total financial income	738	1 822

Income (loss) before income taxes	7 080	(1 830)
Income tax expense (benefit)	102	(45)

Net income (loss)	6 978	(1 785)

Basic net income (loss) per share	0.45	(0.12)

Diluted net income (loss) per share	0.42	(0.12)

Number of shares used for computing :
- basic	15 424 475	15 257 142
- diluted	16 515 843	15 257 142

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At June 30,
	2007	2008

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	4 677	3 745
Marketable securities	134 610	127 065
Accounts receivable, net	29 467	23 050
Inventory	6 032	4 302
Value added tax recoverable	1 124	774
Prepaid expenses and other current assets	3 141	3 648
Deferred tax assets	4 514	4 514

Total current assets	183 565	167 098

Other assets :
Long-term investments	3 731	5 706
Other assets and Interest in associates	4 517	4 290
Research tax credit	2 049	2 758
Income tax receivable	13 083	13 083
Intangible and tangible assets, net	16 336	19 911
Goodwill	8 117	16 678

Total assets	231 398	229 524

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	27 612	23 386
Accrued compensation	8 584	5 879
Current portion of other accrued expenses	3 572	2 872
Current portion of convertible bonds	664	701
Current portion of capitalized lease obligations	207	275
Deferred revenue and advances received from customers	307	1 067
Deferred tax liabilities	-	211
Other liabilities	3 652	5 942

Total current liabilities	44 598	40 333

Long-term liabilities :
Long-term portion of other accrued expenses	16 636	15 401
Long-term portion of convertible bonds	80 500	80 500
Long-term portion of capitalized lease obligations	340	304
Other long-term liabilities	616	550

Total long-term liabilities	98 092	96 755

Shareholders' equity :

Shares, euro 1 nominal value, 15,811,381 shares authorized, issued and outstanding at June 30, 2008 (15,796,591 at December 31, 2007)	15 797	15 811
Additional paid-in capital	146 052	151 663
Treasury stock at cost (391,649 shares at June 30, 2008 and 544,322 at December 31, 2007)	(8 823)	(7 541)
Accumulated deficit	(62 548)	(65 614)
Accumulated other comprehensive income (loss)	(1 770)	(1 883)

Total shareholders' equity	88 708	92 436

Total liabilities and shareholders' equity	231 398	229 524

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended June 30,
	2007	2008

	Euro	Euro
Cash flows from operating activities :
Net income (loss)	6 978	(1 785)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	4 257	4 311
Amortization of debt issue costs	-	280
Share-based compensation	1 348	5 541
Loss (gain) on sales and retirement of tangible assets	4	(14)
Disposal of marketable securities, net	-	7 592
Deferred tax	-	(95)
Net increase (decrease) in cash from working capital items	(9 579)	777

Net cash provided by operating activities	3 008	16 607

Cash flows from investing activities :
Disposal of long-term investments	(17)	(1 974)
Purchases of intangible and tangible assets	(2 652)	(4 284)
Acquisition of certain assets, net of cash acquired	-	(10 750)
Proceeds from sale of intangible and tangible assets	-	57

Net cash used by investing activities	(2 669)	(16 951)

Cash flows from financing activities :
Principal payments on capital lease obligations	(147)	(151)
Proceeds from exercise of stock options and founders' warrants	1 327	85

Net cash provided (used) by financing activities	1 180	(66)
Effect of exchange rate changes on cash and cash equivalents	(241)	(522)

Net increase (decrease) in cash and cash equivalents	1 278	(932)
Cash and cash equivalents, beginning of period	54 776	4 677

Cash and cash equivalents, end of period	56 054	3 745

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 23, 2008	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer